Exhibit 99.1

New Guards Group Holding S.p.A. Consolidated financial statements as of October 31, 2018 (with independent auditors’ report) KPMG S.p.A. August 8, 2019

KPMG S.p.A. Revisione e organizzazione contabile Via Vittor Pisani, 25 20124 MILANO Ml Telefono +39 02 6763.1 Email it-fmauditaly@kpmg.it PEC kpmgspa@pec.kpmg.it independent Auditors’ Report The Board of Directors New Guards Group Holding S.p.A. Report on the Consolidated Financial Statements We have audited the accompanying consolidated financial statements of New Guards Group Holding S.p.A. and its subsidiaries, which comprise the consolidated statements of financial position as of October 31, 2018 and 2017 and November 1, 2016 and the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for the years ended October 31, 2018 and 2017, and the related notes to the consolidated financial statements. Management’s Responsibility for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. Auditors’ Responsibility Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements Societa per azioni Capilale sociale Euro 10 345 200,00 i v. Ancona Aosla Bari Bergamo Registro Imprese Milano e Bologna Bolzano Brescia Codice Fiscale N 00709600159 Catania Como Firenze Genova REA Milano N 512867 Lecce Milano Napoli Novara Partita IVA 00709600159 KPMG S p A 6 una societa per azioni di dirilto italianoe fa parte del Padova Palermo Parma Perugia VAT number IT00709600159 network KPMG di entita indipendenli affiliate a KPMG International Pescara Roma Torino Treviso Sede legale: Via Vittor Pisani, 25 Cooperalive (“KPMG International”), entita di diritto svizzero Trieste Varese Verona 20124 Milano Ml ITALIA

New Guards Group Holding S.p.A. and it subsidiaries Independent Auditors’ Report October 31, 2018 in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Opinion In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of New Guards Group Holding S.p.A. and its subsidiaries as of October 31, 2018 and 2017 and November 1, 2016, and their consolidated financial performance and their consolidated cash flows for the s ended October 31, 2018 and 2017 in accordance with International Financial Keporting Standards as issued by the International Accounting Standards Board. KPMG S.p.A. Milan, Italy August 8, 2019

New Guards

Group Holding

Consolidated Financial Statements as at October 31, 2018

Consolidated statement of financial position

(Euro/000)	Notes	October 31, 2018	October 31, 2017	November 1, 2016
NON-CURRENT ASSETS:
Property, plant and equipment	8	1,915	1,540	606
Intangible assets	7	931	404	255
Investment in associates	9	824	—	—
Deferred tax assets	10	2,103	922	559
Non-current financial assets	11	397	370	18
Other non-current assets	12	802	—	—

TOTAL NON-CURRENT ASSETS		6,972	3,236	1,438

CURRENT ASSETS:
Inventories	13	20,685	6,607	2,788
Trade receivables	14	17,627	2,044	2,708
Current tax assets		—	1	—
Current financial assets		12	20	11
Other current assets	15	11,579	7,394	4,999
Cash and cash equivalents and deposits	16	63,068	20,842	5,568

TOTAL CURRENT ASSETS		112,971	36,908	16,074

TOTAL ASSETS		119,943	40,144	17,512

SHAREHOLDERS’ EQUITY:
Share capital		1,100	1,089	990
Other reserves		1,157	1,055	1,118
First Time Adoption reserve		(690)	(690)	(690)
Retained earnings		3,604	(3,759)	—
Result for the period		21,587	8,573	—

TOTAL GROUP SHAREHOLDERS’ EQUITY		26,758	6,268	1,418

Minority shareholders’ equity		(71)	(1,085)	108
Result attributable to minority interests		19,038	6,131	1,132

TOTAL NON-CONTROLLING INTERESTS’ EQUITY		18,967	5,046	1,240

TOTAL SHAREHOLDERS’ EQUITY	17	45,725	11,314	2,658

NON-CURRENT LIABILITIES:
Defined benefit plans	18	614	328	208
Non-current financial liabilities	19	144	215	—
Deferred tax liabilities		8	14	—
Other non-current liabilities	20	144	86	—

TOTAL NON-CURRENT LIABILITIES		910	643	208

CURRENT LIABILITIES:
Current financial liabilities	21	194	189	7
Contract liabilities	22	25,853	12,361	5,558
Trade payables	23	31,515	10,088	6,453
Current tax payables	24	13,000	3,772	1,959
Other current liabilities	25	2,747	1,777	670

TOTAL CURRENT LIABILITIES		73,309	28,187	14,647

TOTAL LIABILITIES		74,219	28,830	14,855

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		119,943	40,144	17,512

The accompanying notes to these consolidated financial statements are an integral part of them.

Consolidated statement of profit or loss

(Euro/000)	Notes	November 1, 2017 - October 31, 2018	November 1, 2016 - October 31, 2017
Revenues from contracts with customers	26	231,057	111,626
Other income	27	437	265
Changes in inventories		13,870	3,841
Purchases of goods and consumables goods		(121,822)	(57,299)
Other operating expenses	28	(51,832)	(30,348)
Employee benefit expenses	29	(12,023)	(6,076)
Depreciation and amortization	30	(995)	(618)
Net impairment loss on financial assets	14	(87)	(18)
Finance income	31	4	8
Finance cost	31	(21)	(38)
Foreign exchange gains and (losses), net	31	(288)	(5)
Share of profit in associates	9	(175)	—

RESULT BEFORE TAX FROM CONTINUING OPERATIONS		58,125	21,338

Income taxes	32	(17,500)	(6,634)

NET RESULT FROM CONTINUING OPERATIONS		40,625	14,704

Profit/(Loss) for the period, attributable to the Group		21,587	8,573
Profit/(Loss) for the period, attributable to minority interest		19,038	6,131

The accompanying notes to these consolidated financial statements are an integral part of them.

Consolidated statement of Other Comprehensive Income

(Euro/000)	Notes	November 1, 2017 - October 31, 2018	November 1, 2016 - October 31, 2017
PROFIT/(LOSS) FOR THE PERIOD		40,625	14,704

Other comprehensive income (expense) that may be restated in the profit/(loss) for the period:
Exchange differences on translation of foreign operations	17	218	(60)

TOTAL OTHER COMPREHENSIVE INCOME (EXPENSE) THAT MAY BE RESTATED IN THE PROFIT/(LOSS) FOR THE PERIOD, NET OF TAX		218	(60)

Total other comprehensive income (expense) that may not be restated in the profit/(loss) for the period, net of tax:
Profit/(Loss) from revaluation on defined benefit plans	18	(23)	(7)

TOTAL OTHER COMPREHENSIVE INCOME (EXPENSE) THAT MAY NOT BE RESTATED IN THE PROFIT/(LOSS) FOR THE PERIOD, NET OF TAX		(23)	(7)

TOTAL OTHER COMPREHENSIVE INCOME (EXPENSE), NET OF TAX		195	(67)

TOTAL COMPREHENSIVE PROFIT, NET OF TAX		40,820	14,637

Profit/(Loss) for the period, attributable to minority interest		19,131	6,608
Profit/(Loss) for the period, attributable to the Group		21,689	8,569

The accompanying notes to these consolidated financial statements are an integral part of them.

Consolidated statement of changes in equity

(Euro/000)	Notes	Issued capital	Fist Time Adoption Reserve	Other reserve	Retained earnings	Result of the period	Total	Non-controlling interests	Total equity
As at November 1, 2016		990	(690)	1,118	—	—	1,418	1,240	2,658
Profit for the period		—		—	—	8,573	8,573	6,131	14,704
Other comprehensive income		—		(63)	—		(63)	(4)	(67)

Total comprehensive income		—	—	(63)	—	8,573	8,510	6,127	14,637
Capital contribution		99	—		315	—	414	311	725
Dividends		—	—	—	(4,075)	—	(4,075)	(2,635)	(6,710)
Other Movements		—	—	—	1	—	1	3	4

At October 31, 2017	17	1,089	(690)	1,055	(3,759)	8,573	6,268	5,046	11,314

Previous year result				—	8,573	(8,573)	—		—
Profit for the period						21,587	21,587	19,038	40,625
Other comprehensive income				102			102	93	195

Total comprehensive income		—		102	—	21,587	21,689	19,131	40,820
Issue of share capital		11			19		30		30
Transaction with NCI							—	(350)	(350)
Stock Option					2,665		2,665		2,665
Dividends					(4,029)		(4,029)	(4,729)	(8,758)
Other movements					135		135	(131)	4

At October 31, 2018	17	1,100	(690)	1,157	3,604	21,587	26,758	18,967	45,725

The accompanying notes to these consolidated financial statements are an integral part of them.

Consolidated statement of cash flows

(Euro/000)	Note	November 1, 2017 - October 31, 2018	November 1, 2016 - October 31, 2017
PROFIT/(LOSS) FROM THE PERIOD		40,625	14,704

Income taxes	32	18,733	6,997
Finance (income) / loss	31	17	30
Depreciation of property, plant and equipment	30	595	362
Amortisation of intangible assets	30	400	256
Current asset impairment	14	87	18
Stock option plan	29	2,665	—
Other non-monetary transactions		69	(262)
Change in:
Net change in employee severance indemnities and pension funds	18	317	120
Net change in deferred tax assets and liabilities		(1,233)	(363)
Trade receivables, contract assets and prepayments		(19,847)	(1,758)
Inventories	13	(14,078)	(3,819)
Trade and other payables, contract liabilities		35,946	11,631

Cash generated from operating activities		64,296	27,916
Income taxes paid		(9,477)	(4,239)
Finance costs paid		(16)	(16)

NET CASH FLOWS FROM OPERATING ACTIVITIES		54,803	23,661

Investing activities:
Purchases of property, plant and equipment	8	(970)	(1,297)
Purchases of intangible assets	7	(936)	(418)
Increase of borrowing to key manager	12	(802)	—
Deposits		—	(352)
Acquisition of subsidiaries, net of cash acquired	9	(959)	—

NET CASH FLOWS FROM INVESTING ACTIVITIES		(3,667)	(2,067)

Financing activities:
Proceeds of loan payables		—	422
Repayment of loan payables		(222)	(42)
Issue of share capital	17	30	10
Dividends paid	17	(8,718)	(6,710)

NET CASH FLOW FROM FINANCING ACTIVITIES		(8,910)	(6,320)

NET CHANGE IN CASH AND CASH EQUIVALENTS		42,226	15,274

Net cash and cash equivalents at the beginning of the period		20,842	5,568
Net cash and cash equivalents at the end of the period	16	63,068	20,842

The accompanying notes to these consolidated financial statements are an integral part of them.

Table of Contents

1. Corporate information	11

2. Significant accounting policies	11

2.1. Basis of preparation	11

2.2. Basis of consolidation	12

2.3. Summary of significant accounting policies	14

2.4. Transition to IFRS – Reconciliation between the consolidated financial statements prepared using the Italian generally accepted accounting principles (“Italian GAAP”) and the IFRS	24

3. Significant accounting judgements, estimates and assumptions	33

4. Standard issued but not yet effective	34

5. Nature and extent of risks resulting from financial instruments	36

6. Options over non-controlling interests	37

7. Intangible assets	38

8. Property, plant and equipment	39

9. Investments in associates	39

10. Deferred Tax Asset and Liabilities	40

11. Non-current financial asset	41

12. Other non-current assets	41

13. Inventories	41

14. Trade receivables	42

5. Other current assets	43

16. Cash and short-term deposits	43

17. Shareholder’s equity	43

18. Defined post-employment benefit	44

19. Non-current financial liabilities	45

20. Other non-current liabilities	46

21. Current financial liabilities	46

22. Contract liabilities	46

23. Trade payables	47

24. Current tax payables	47

25. Other current liabilities	47

26. Revenue from contracts with customers	48

27. Other income	48

28. Other operating expenses	49

29. Employee benefit expenses	49

30. Depreciation and amortisation	49

31. Finance income / costs	50

32. Income taxes	50

33. Related party disclosures	51

34. Compensation of key management personnel of the Group	52

35. IFRS 7 – Fair value Hierarchy	53

36. Events after the reporting date	53

37. Earnings per share	54

38. Commitments	54

39. Contingencies	54

1.	Corporate information

New Guards Group Holding S.p.A. (later also “the Company”, “the parent company” or “NGGH”) and its subsidiaries (collectively, “the Group”) operate in the contemporary luxury fashion industry, managing the design, production (through third parties) and distribution processes of a number of high-end streetwear brands.

NGGH is a mixed-activities holding company, acting as a shared service center for its operating subsidiaries in order to leverage on a global strategic planning and go-to-market. Its registered office is in Via Manin 13, Milan.

The consolidated financial statements of the Group for the year ended October 31, 2018 is the first consolidated financial statements prepared by the Group under IFRS, with a first-time adoption as at November 1, 2016, and were authorised for issue in accordance with a resolution of the directors on August 6, 2019.

2.	Significant accounting policies

2.1.	Basis of preparation

These consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) with early adoption of IFRS 15 revenue from contracts with customers and IFRS 9 Financial Instruments. The consolidated financial statements have been prepared on a historical cost basis, except for debt and equity financial assets, share based payments, derivatives financial instruments, employee benefit obligations and contingent consideration that have been measured at fair value.

The consolidated financial statements, including these notes and the tables set out later on, are presented in thousands of euros and all values are rounded to the nearest (€000), except when otherwise indicated.

The consolidated financial statements have been prepared assuming the Group’s ability to continue as a going concern for at least, without limitation, twelve months after the reporting date.

The Group’s accounting policies are detailed in Note 2.3.

As mentioned, these consolidated financial statements for the year ended October 31, 2018 are the first the Group has prepared in accordance with IFRS. The consolidated financial statements include comparative information in respect of the previous period.

These financial statements have been prepared within a business combination and, if required, for their use in a filing process to the New York Stock Exchange.

NGGH was incorporated on January 16, 2017 as New Guards Group Holding S.r.l. and, on April 19, 2017, received by its Shareholders the contribution of the investments in the following subsidiaries:

•	County S.r.l.

•	Off-White Operating S.r.l.

•	Venice S.r.l.

•	Unravel Project S.r.l.

On May 16, 2018, NGGH’s Shareholders made an equity contribution in NGGH of Heron Preston S.r.l. (HP).

As better explained in Note 2.4., in the preparation of these IFRS consolidated financial statements, all these transactions described above occurred between entities under common control and have been accounted for as if NGGH had the ownership of these subsidiaries since November 1, 2016. The Group has defined as accounting policy for such transactions the predecessor values method (or pooling of interests method) and consequently has reflected the carrying values of each of the entities. Having made the policy choice of restating the financial information for periods prior to the date of the reorganisation, the consolidated financial statements have been presented as if the entities had always been combined, including comparative figures for all of the entities included in the business combinations.

As accepted by the Italian law and reflecting how the Group actually operates and reports its performance, reporting date of the consolidated financial statement is October 31 that is aligned to the reporting date of all the subsidiaries, even if the reporting date of the parent company is April 30. However, the financial statements of the parent and its subsidiaries used in the preparation of these financial statements have the same closing date.

Considering the above premises, these consolidated financial statements comprise the consolidated “Statement of financial position”, “Statement of profit or loss”, “Statement of Other Comprehensive Income”, “Statement of changes in equity” and “Statement of cash flows” and these “Notes to the consolidated financial statements”.

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:

•	Expected to be realised or intended to be sold or consumed in the normal operating cycle

•	Held primarily for the purpose of trading

•	Expected to be realised within twelve months after the reporting period.

Or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle

•	It is held primarily for the purpose of trading

•	It is due to be settled within twelve months after the reporting period

Or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.2.	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries (including those indirectly controlled) as at October 31, 2018. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

•	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee)

•	Exposure, or rights, to variable returns from its involvement with the investee

•	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement with the other vote holders of the investee

•	Rights arising from other contractual arrangements

•	The Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

The subsidiaries are consolidated on a line-by-line basis starting from when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of OCI are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it derecognises the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognised in profit or loss. Any investment retained is recognised at fair value.

Information on subsidiaries

The consolidated financial statements include the assets and liabilities of 12 legal entities. The following is the list of the subsidiaries consolidated:

		October 31, 2018
Entities	Headquarter	% group	% non controlling interest
Subsidiaries
County S.r.l. (“County”)	Milan, Italy	71.69%	28.31%
Off-White Operating S.r.l. (“OW”)	Milan, Italy	53.76%	46.24%
Venice S.r.l. (“Venice”)	Milan, Italy	66.67%	33.33%
Heron Preston S.r.l. (“HP”)	Milan, Italy	80.00%	20.00%
Heron Preston Trademark S.r.l. (“HPT”)	Milan, Italy	51.00%	49.00%
Unravel Project S.r.l. (“Unravel”)	Milan, Italy	51.00%	49.00%
APA S.r.l. (“APA”)	Milan, Italy	100%	0.00%
KPG S.r.l. (“KPG”)	Milan, Italy	75%	25%
Off-White Operating Holding Corp. (“OW Corp.”)	Delaware, US	53.76%	46.24%
Off-White Operating Soho LLC (“OW SOHO”)	New York City, US	53.76%	46.24%
Off-White Operating Paris Sarl (“OW Paris”)	Paris, France	53.76%	46.24%

Translation of foreign currency financial statements and of foreign currency items

The exchange rates used to determine the value in Euro of the financial statements of subsidiary companies expressed in foreign currency (exchange rate to 1 Euro) are shown below:

	Average exchange rates for the year ended		End-of-period exchange rate as at
	Oct. 31, 2018	Oct. 31, 2017	Oct. 31, 2018	Oct. 31, 2017	Nov. 1, 2016
US Dollar	1.188	1.111	1.132	1.164	1.103

2.3.	Summary of significant accounting policies

a)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquire. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognised in the statement of profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognised in profit or loss.

Goodwill is initially measured as excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the bargain purchase gain is recognised in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Where goodwill has been allocated to a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

b)	Investment in associate

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. The Group’s investment in its associate is accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognised at cost.

The carrying amount of the investment is adjusted to recognise changes in the Group’s share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment separately. The statement of profit or loss reflects the Group’s share of the results of operations of the associate. Any change in OCI of those investees is presented as part of the Group’s OCI. In addition, when there has been a change recognised directly in the equity of the associate, the Group recognises its share of any changes, when applicable, in the statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The aggregate of the Group’s share of profit or loss of an associate is shown on the face of the statement of profit or loss outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate.

The financial statements of the associate are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognise an impairment loss on its investment in its associate. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognises the loss within ‘Share of profit of an associate in the statement of profit or loss.

Upon loss of significant influence over the associate, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognised in profit or loss.

c)	Fair value measurement

The Group measures financial instruments such as derivatives, and non-financial assets such as investment properties, at fair value at each balance sheet date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability

Or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognised in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

d)	Property, plant and equipment

Property plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

If significant parts of an item of property, plant and equipment have different useful lives, than they are accounted for as separate items (major components) of property, plant and equipment.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

•	Plant and equipment: 20%

•	Industrial and commercial equipments: 15%

Other assets include furniture and furnishings, electronic office equipment, mobile phones, investments related to Shop in shop and cars. The estimated useful lives of these other assets for current and comparative periods are from 3 to 8 years.

An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss when the asset is derecognised.

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

e)	Leasing

The determination of whether an arrangement is (or contains) a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset (or assets) and the arrangement conveys a right to use the asset (or assets), even if that asset is (or those assets are) not explicitly specified in an arrangement.

Group as a lessee

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Group is classified as a finance lease.

Finance leases are capitalised at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in finance costs in the statement of profit or loss.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

An operating lease is a lease other than a finance lease. Operating lease payments are recognised as an operating expense in the statement of profit or loss on a straight-line basis over the lease term.

Group as a lessor

Leases in which the Group does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as rental income. Contingent rents are recognised as revenue in the period in which they are earned.

f)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and accumulated impairment losses.

Internally generated intangibles, excluding capitalised development costs, are not capitalised and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as finite.

Intangible assets are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. The amortisation expense on intangible assets with finite lives is recognised in the statement of profit or loss in the expense category that is consistent with the function of the intangible assets.

An intangible asset is derecognised upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss.

Patents, licences and intellectual property rights

The Group has paid in advance for the acquisition of intellectual property rights and licences. Intellectual property rights and similar rights are amortised over the useful life no longer than the one agreed in licences contracts. The value of trademarks has been amortised in 10 years.

g)	Financial instruments – initial recognition and subsequent measurement

The Group has decided to early adopt IFRS 9. A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

h)	Financial assets

Initial recognition and measurement

On initial recognition, a financial assets is classified as measured at amortised cost, fair value through other comprehensive income (OCI) or fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15. Refer to the accounting policies in section Revenue from contracts with customers.

In order for a financial asset to be classified and measured at amortised cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

No effects on the opening balances of November 1, 2016 have been identified.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognised on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortised cost (debt instruments)

•	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)

•	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

•	Financial assets at fair value through profit or loss.

Financial assets at amortised cost (debt instruments)

This category is the most relevant to the Group. The Group measures financial assets at amortised cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows

And

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortised cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

The Group’s financial assets at amortised cost includes trade receivables, receivable from an associate and loan to a director included under other non-current financial assets.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

•	The rights to receive cash flows from the asset have expired

Or

•

The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Impairment of financial assets

The Group recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs.

Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

i)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, loans and borrowings including bank overdrafts and derivative financial instruments.

No effects on the opening balances of November 1, 2016 have been identified.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognised in the statement of profit or loss.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. The Group has not designated any financial liability as at fair value through profit or loss.

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of profit or loss.

This category generally applies to interest-bearing loans and borrowings.

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the statement of profit or loss.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, to realise the assets and settle the liabilities simultaneously.

j)	Inventories

Inventories are measured at the lower of purchase and/or production cost, determined using the specific cost method, and the net realizable value. Purchase cost includes ancillary charges; production cost includes direct costs and a share of indirect costs which may be reasonably attributable to products. The presumed net realizable value is the normal estimated sale price less the estimated costs to complete the product and the estimated costs to complete the sale.

k)	Provisions for risk and charges

Provisions for risks and charges are allocated when the Group must meet a current (legal or implicit) obligation resulting from a past event, whose occurrence is deemed as likely and whose amount can be reasonably estimated.

When the Group believes that an allocation to the provision for risks and charges will be partly or fully reimbursed, for example in the case of risks covered by insurance policies, the compensation is recorded separately among assets if, and only if, it is almost certain. In this case, in the income statement the cost of any allocation is shown net of the amount recorded for the compensation.

If there is a significant effect from discounting the value of money, the allocations are discounted using a pre-tax discount rate which reflects, where appropriate, the specific risks of the liabilities. When the discounting is carried out, the increase in the allocation due to the passing of time is recorded as a financial charge.

l)	Employee Benefit Obligations

The Group’s net obligation deriving from defined-benefit plans is calculated separately for each plan by estimating the amount of the future benefit which employees have accrued in return for the service provided in the current and previous years; this benefit is discounted in order to calculate the present value. Actuarial gains and losses are recorded directly in the statement of comprehensive income, as provided for by IAS 19.

m)	Revenue from contracts with customers

The Group has decided to early adopt IFRS 15. Revenue from contracts with customers is recognised when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The Group has generally concluded that it is the principal in its revenue arrangements, except for the agency services below, because it typically controls the goods or services before transferring them to the customer. No effects on the opening balances of November 1, 2016 have been identified.

Sale of goods

Revenues from the sale of goods are recognized when control of the goods passes to the customer, generally upon shipment depending on the terms applied.

The Group considers whether the contract includes other promises representing performance obligations to which part of the consideration for the transaction must be allocated (for example guarantees). When determining the transaction price for the sale of goods, the Group considers the effects of variable consideration, significant financing components, non-cash consideration, and consideration payable to the customer (if any).

Right of return

Some contracts allow customers to return goods within a specified period of time. The Group uses the expected value method to estimate the goods that will not be returned, as this method better predicts the amount of variable consideration to which the Group will be entitled. The guidance in IFRS 15 regarding the constraints on the recognition of variable consideration applies to the determination of the amount of variable consideration that can be included in the transaction price. The Group adjusts revenues for the goods expected to be returned and recognizes a liability for the refunds. The right of return of an asset (and the corresponding adjustment to the cost of sales) is recognized also for the right to recover goods from customers.

Royalties

Royalty revenue generated from product based on reported sales of licensed products bearing the Company’s tradenames at rates specified in the license agreements. These agreements can also have contractual minimum levels.

These agreements allow for the use of the Company’s tradenames to sell its branded products in specific geographic regions.

Contract balance—Contract asset

An entity’s right to consideration in exchange for goods or services that the entity has transferred to a customer.

Contract balance—Contract liability

An entity’s obligation to transfer goods or services to a customer for which the entity has received consideration (or an amount of consideration is due) from the customer.

n)	Share based payments

One employee of the Group receives remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.

That cost is recognised in employee benefits expense, together with a corresponding increase in equity (other capital reserves), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

No expense is recognised for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognised is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognised for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

o)	Taxes

Current income taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognised directly in equity is recognised in equity and not in the statement of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•

When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•

In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except:

•

When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are re-assessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognised outside profit or loss is recognised outside profit or loss. Deferred tax items are recognised in correlation to the underlying transaction either in OCI or directly in equity.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognised subsequently if new information about facts and circumstances change. The adjustment is either treated as a reduction in goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or recognised in profit or loss.

The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

p)	Foreign currencies

The Group’s consolidated financial statements are presented in euros, which is also the parent company’s functional currency. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The Group uses the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.

Transactions and balances

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.

Differences arising on settlement or translation of monetary items are recognised in profit or loss with the exception of monetary items that are designated as part of the hedge of the Group’s net investment in a foreign operation. These are recognised in OCI until the net investment is disposed of, at which time, the cumulative amount is reclassified to profit or loss. Tax charges and credits attributable to exchange differences on those monetary items are also recognised in OCI.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognised in OCI or profit or loss are also recognised in OCI or profit or loss, respectively).

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which the Group initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of advance consideration.

Group companies

On consolidation, the assets and liabilities of foreign operations are translated into euros at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognised in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

q)	Cash dividend

The Company recognises a liability to pay a dividend when the distribution is authorised and the distribution is no longer at the discretion of the Company. As per the corporate laws of Italy, a distribution is authorised when it is approved by the shareholders. A corresponding amount is recognised directly in equity.

r)	Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated.

Impairment losses of continuing operations are recognised in the statement of profit or loss in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the statement of profit or loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

Goodwill is tested for impairment annually as at October 31 and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognised. Impairment losses relating to goodwill cannot be reversed in future periods.

s)	Cash and short-term deposits

Cash and short-term deposits in the statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group’s cash management.

2.4.	Transition to IFRS – Reconciliation between the consolidated financial statements prepared using the Italian generally accepted accounting principles (“Italian GAAP”) and the IFRS

As mentioned in Note 2.1, these consolidated financial statements for the year ended October 31, 2018 are the first the Group has prepared in accordance with IFRS. For statutory purposes, for periods up to and including the year ended October 31, 2018, the Group prepared its financial statements in accordance with Italian generally accepted accounting principle (Italian GAAP).

These consolidated financial statements include comparative figures, with a transition date of November 1, 2016.

The schedules reconciling the IFRS consolidated financial statements prepared by NGGH with the corresponding figures prepared under Italian GAAP and related notes are set out below.

In accordance with IFRS 1 – “First-time adoption of International Reporting Standards”, the following is presented:

•	reconciliations of equity reported under Italian GAAP to that under the IFRS at the transition date (November 1, 2016) and at the reporting date (October 31, 2017);

•	reconciliations of assets and liabilities measured under the IFRS to those reported under Italian GAAP at the transition date (November 1, 2016) and the reporting date (October 31, 2017);

•	a reconciliation of November 1, 2016 – October 31, 2017 measured under the IFRS to that reported under Italian GAAP.

The reconciliations are accompanied by the related notes.

General requirements

As a general rule, IFRS 1 requires that a first-time adopter apply the standards effective at the reporting date retroactively, with certain specific exemptions (see the next note). If the business combination is successful, the first IFRS consolidated financial statements of NGGH Group could be those as at and for the year ended October 31, 2018.

The statement of financial position as at the transition date (November 1, 2016) required for the transition to the IFRS has been prepared as follows:

•	all assets and liabilities whose recognition is specifically required by the IFRS have been considered, including when their recognition was not allowed by Italian GAAP;

•	assets or liabilities whose recognition is not permitted by the IFRS have not been recognised;

•	items presented differently to the IFRS requirements have been reclassified and/or adjusted.

The First Time Adoption adjustments to the statement of financial position at the transition date have been recognised in opening equity at November 1, 2016. Italian GAAP estimates have been maintained if the IFRS do not require a different method.

As indicated in Note 2.1, NGGH presented financial statements as if all the transactions between NGGH and its shareholders due to the group reorganizations closed in April 2017 and May 2018 had occurred on November 1, 2016 (and therefore from the beginning of the earliest period presented in the financial statements, regardless of the actual date of the combination) and including entities controlled but not consolidated under Italian GAAP. The combination of entities under common control has been given retroactive treatment for all periods presented. The related effects are shown in the tables “Reconciliation of the consolidated shareholders’ equity as at November 1, 2016, as at October 31, 2017 and as at October 31, 2018 and the consolidated economic result of the years then ended” and “Statements of reconciliation of the consolidated statement of financial position as of November 1, 2016 and October 31, 2017 and consolidated statement of profit or loss as of October 31, 2017” below, as adjustments in consolidation perimeter.

Exemptions from retrospective application of IFRS

IFRS 1 allows first-time adopters some exemptions from the retrospective application of certain requirements under IFRS.

The Group has applied the following exemptions:

•

IFRS 3 - Business Combinations has not been applied to either acquisitions of subsidiaries that are considered businesses under IFRS, or acquisitions of interests in associates that occurred before November 1, 2016. Use of this exemption means that the Italian GAAP carrying amounts of assets and liabilities, that are required to be recognised under IFRS, is their deemed cost at the date of the acquisition. After the date of the acquisition, measurement is in accordance with IFRS. Assets and liabilities that do not qualify for recognition under IFRS are excluded from the opening IFRS statement of financial position. The Group did not recognise or exclude any previously recognised amounts as a result of IFRS recognition requirements. IFRS 1 also requires that the local GAAP carrying amount of goodwill (if not related to business combination under common control) must be used in the opening IFRS statement of financial position (apart from adjustments for goodwill impairment and recognition or derecognition of intangible assets).

•

If a subsidiary was not consolidated under previous GAAP and it has to be consolidated under IFRS at the transition date, any goodwill relating such subsidiary is measured as the difference between the parent’s interest in the subsidiary’s assets and liabilities measured under IFRS and the cost in the parent’s separate financial statements of its investment in the subsidiary.

•	Cumulative currency translation differences for all foreign operations are deemed to be zero as at November 1, 2016.

•

IFRS 2—Share-based Payment has not been applied to equity instruments in share-based payment transactions that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before November 1, 2016. For cash-settled share-based payment transactions, the Group has not applied IFRS 2 to liabilities that were settled before November 1, 2016.

•

The Group has applied the transitional provision in IFRIC 4—Determining whether an Arrangement Contains a Lease and has assessed all arrangements based upon the conditions in place as at the date of transition.

Reconciliation of the consolidated shareholders’ equity as at November 1, 2016, as at October 31, 2017 and as at October 31, 2018 and the consolidated economic result of the years then ended:

(Euro/000)		Equity as of November 1, 2016	Initial equity as at January 16, 2017(set up of the company)	Result of the period 2017	OCI	Dividends	Capital increase	Other movements	Equity as of October 31, 2017	Result of the period 2018	OCI	Dividends	Capital increase	Other movements	Equity as of October 31, 2018
Equity under Italian Gaap		—	10	12,105	—	—	2,990	421	15,526	43,534	67	(8,757)	30	141	50,541

Adjustments in consolidation perimeter		3,349	(10)	3,887	(61)	(6,710)	(2,990)	308	(2,227)	524	151			(138)	(1,690)

Total Equity according to ITA GAAP Restated	Note	3,349	—	15,992	(61)	(6,710)	—	729	13,299	44,058	218	(8,757)	30	3	48,851

Costs for the launch of campaigns	1	(581)		(1,256)	—	—	—	—	(1,837)	(871)					(2,708)
Intangible assets	2	(4)		(67)	—	—	—		(71)	15					(56)
Defined benefit plan	3	(105)		64	(6)				(47)	1	(23)				(70)
Lease expenses over the contract term	4	—		(29)					(29)	(42)					(71)
Stock option plan	5									(2,665)				2,665	—
Goodwill alanui	7									129					129
Options over NCI	8													(350)	(350)

Total Equity according to IFRS		2,658	—	14,704	(67)	(6,710)	—	729	11,314	40,625	195	(8,757)	30	2,318	45,725

Explanatory notes on the statements of reconciliation

The single adjustment items reflect the impact on the total equity of the Group net of the tax effect.

The main IFRS adjustments to the values determined according to the Italian GAAP are the following:

1.	Costs for the launch of campaigns

Under Italian GAAP, the Group recorded the costs related to the fashion shows of the collections generating sales in the following period as prepaid expenses. These expenses were then reversed in the profit and loss of the period where sales occurred, correlating revenue and expenses.

Under IFRS, such expenses are considered similar to promotion expenses and are recorded when incurred. These expenses do not meet IAS 38 requirements nor meet IFRS 15 definition of “costs to obtain the contract with the client” or “cost to fulfill” the contract with the client.

The application of IFRS led to the following impacts:

•	as of November 1, 2016: a decrease in total shareholders’ equity equal to Euro 581 thousand;

•	as at October 31, 2017: a decrease in total shareholders’ equity equal to Euro 1,837 thousand. The total result for the period decreased by Euro 1,256 thousand;

•	as at October 31, 2018: a decrease in total shareholders’ equity equal to Euro 2,708 thousand. The total result for the period decreased by Euro 871 thousand.

2.	Intangibles assets

According to IAS 38, intangible assets must be capitalised if and only if the intangible is: i) controlled, ii) identifiable and iii) can generate future economic benefit.

Under Italian GAAP, the Group has capitalized some costs, mainly related to services connected to the set-up of the entities, that do not respect IAS 38 requirements.

The application of IAS 38 led to the following impacts:

•	as of November 1, 2016: a decrease in total shareholders’ equity of Euro 4 thousand;

•

as of October 31, 2017: a total decrease in total shareholders’ equity of Euro 71 thousand. The total result of the period decreased by Euro 67 thousand, due to higher operating costs as a consequence of the elimination of capitalised costs;

•	as of October 31, 2018: a decrease in total shareholders’ equity equal to Euro 56 thousand. The total result for the period increased by Euro 15 thousand.

3.	Defined benefit plan

The Group operates a defined benefit pension plan called “TFR” as required by the Italian law. The Group has also agreed to provide certain additional post employment healthcare benefits in the United States defined as defined contribution plan.

The cost of providing benefits under the defined benefit plan is determined using the projected unit credit method.

Re-measurements, comprising of actuarial gains and losses, are recognised immediately in the statement of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Re-measurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognised in profit or loss.

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset.

The application of IAS 19 led to:

•	as of November 1, 2016: a decrease in total shareholders’ equity equal to Euro 105 thousand;

•	as at October 31, 2017: a decrease in total shareholders’ equity equal to Euro 47 thousand. The total comprehensive income of the period increased by Euro 58 thousand;

•	as at October 31, 2018: a decrease in total shareholders’ equity equal to Euro 69 thousand. The total comprehensive income of the period decreased by Euro 22 thousand.

4.	Lease expenses linearization over the contract term

The Group has in place some lease agreements with lease expenses increasing over the contract terms. IAS 17 requires to account for lease expenses on a straight line basis over the contract term.

The application of IAS 17 led to the following impacts:

•	as of November 1, 2016: no changes in total shareholders’ equity;

•

as of October 31, 2017: a total decrease of shareholders’ equity amounting to Euro 29 thousand. The total result of the period decreased by Euro 29 thousand, due to the recognition of lease expenses accruals;

•

as of October 31, 2018: a decrease in total shareholders’ equity equal to Euro 71 thousand. The total result for the period decreased by Euro 42 thousand, due to the recognition of lease expenses accruals.

5.	Stock options

In May 2018, the Group signed a “co-investment agreement” with an employee granting two separate options to acquire 2% of shares of Parent company at favourable conditions (not at fair value) within a specific period.

This co-investment agreement under IFRS is configured as an “equity settled plan”. The accounting treatment requires the recognition of an employee benefit expense with a corresponding increase in equity over the period of the agreement.

In 2018 the employee has exercised one of the two options (for 1% of the equity).

The application of IFRS 2 led to the following impacts:

•	as of November 1, 2016: no changes to the total shareholders’ equity;

•	as of October 31, 2017: no changes to the total shareholders’ equity;

•	as of October 31, 2018: the profit for the year then ended decreased by Euro 2,665 thousand.

6.	Reversal Alanui goodwill

In the Fiscal Year 2018, NGGH invested in Alanui. The investment has embedded a goodwill that under Italian GAAP is depreciated over the useful life. Under IFRS framework, goodwill is not subject to amortization and, therefore, for the valuation of the investment, the embedded amortisation has been reversed through P&L.

7.	Options over non-controlling interests

In May 2018, the Group signed some agreements with minority shareholders of subsidiary Unravel ruling some options to sell minorities (put options granted to the minority shareholders), subject to some conditions and leading to the commitment of the Company to purchase the minority agreed.

The application of IFRS 10, IAS 32 and IFRS 9 led to the following impacts:

•	as of November 1, 2016, and October 31, 2017: no changes to the total shareholders’ equity since the agreement has been signed after November 2017;

•	as of October 31, 2018: a total decrease of non-controlling interests equals to Euro 350 thousand.

8.	IFRS Reclassification

The main reclassification exposed in the “Statements of reconciliation of the consolidated statement of financial position as of November 1, 2016 and October 31, 2017 and consolidated statement of profit or loss as of October 31, 2017” are related to the advanced payments from customers (from other current liabilities to contract liabilities) and leasehold improvements (from intangible assets to property, plant and equipment’s).

Statements of reconciliation of the consolidated statement of financial position as of November 1, 2016 and October 31, 2017 and consolidated statement of profit or loss as of October 31, 2017.

	Note	November 1, 2016 – ITA GAAP	IFRS Reclass	IFRS Adj	November 1, 2016 - IFRS
(Euro/000)
NON-CURRENT ASSETS:
Property, plant and equipment	8	592	14	—	606
Intangible assets	2, 8	274	(14)	(5)	255
Investment in associates		—	—	—	—
Deferred tax assets		291	—	268	559
Non-current financial assets		18	—	—	18
Other non-current assets		—	—	—	—

TOTAL NON-CURRENT ASSETS		1,175	—	263	1,438

CURRENT ASSETS:
Inventories		2,788	—	—	2,788
Trade receivables		2,708	—	—	2,708
Current tax assets		—	—	—	—
Current financial assets		12	—	—	11
Other current assets	1	5,807	—	(808)	4,999
Cash and cash equivalents and deposits		5,569	—	—	5,568

TOTAL CURRENT ASSETS		16,883	—	(808)	16,074

TOTAL ASSETS		18,058	—	(545)	17,512

SHAREHOLDERS’ EQUITY:
Share capital		990	—	—	990
Retained earnings		—	—	—	—
First Time Adoption Reserve		—	—	(690)	(690)
Other reserves		1,118	—	—	1,118
Result for the period		—	—	—	—

TOTAL GROUP SHAREHOLDERS’ EQUITY		2,108	—	(690)	1,418

Minority shareholders’ equity		108	—	—	108
Result attributable to minority interests		1,133	—	—	1,132

TOTAL NON-CONTROLLING INTERESTS’ EQUITY		1,241	—	—	1,241

TOTAL SHAREHOLDERS’ EQUITY		3,349	—	(690)	2,659

NON-CURRENT LIABILITIES:
Defined benefit plans	3	63	—	145	208

TOTAL NON-CURRENT LIABILITIES		63	—	145	208

CURRENT LIABILITIES:
Current financial liabilities		7	—	—	7
Contract liabilities	8	—	5,558	—	5,558
Trade payables		6,453	—	—	6,453
Current tax payables		1,959	—	—	1,959
Other current liabilities	8	6,229	(5,558)	—	670

TOTAL CURRENT LIABILITIES		14,468	—	145	14,647

TOTAL LIABILITIES		14,711	—	145	14,855

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		18,058	—	(545)	17,512

	Note	October 31, 2017 - OIC Approved	Adjustments in consolidation perimeter	October 31, 2017 - OIC	IFRS Reclass	IFRS Adj	October 31, 2017 - IFRS
(Euro/000)
NON-CURRENT ASSETS:
Property, plant and equipment	8	778	110	888	652	—	1,540
Goodwill		2,000	(2,000)	—	—	—	—
Intangible assets	2, 8	645	511	1,156	(652)	(99)	405
Investment in associates		12	(12)	—	—		—
Deferred tax assets		44	113	157	—	766	923
Non-current financial assets		1,403	(1,032)	371	—	—	371
Other non-current assets		—	—	—	—	—	—

TOTAL NON-CURRENT ASSETS		4,882	(2,310)	2,572	—	666	3,238

CURRENT ASSETS:
Inventories		5,497	1,110	6,607	—	—	6,607
Trade receivables		2,438	(393)	2,045	—	—	2,045
Current tax assets		1	0	1	—	—	1
Current financial assets		16	4	20	—	—	20
Other current assets	1	9,533	409	9,942	—	(2,547)	7,394
Cash and cash equivalents and deposits		19,136	1,707	20,843	—	—	20,843

TOTAL CURRENT ASSETS		36,621	2,837	39,458	—	(2,547)	36,911

TOTAL ASSETS		41,503	527	42,030	—	(1,881)	40,149

SHAREHOLDERS’ EQUITY:
Share capital		1,000	89	1,089	—	—	1,089
Retained earnings		—	—	—	—	—	—
Other reserves		2,000	(4,700)	(2,700)	—	(3)	(2,704)
First Time Adoption Reserve		—	—	—	—	(691)	(691)
Result for the period		6,761	2,479	9,240	—	(667)	8,574

TOTAL GROUP SHAREHOLDERS’ EQUITY		9,761	(2,132)	7,629	—	(1,361)	6,268

Minority shareholders’ equity		421	(1,504)	(1,083)	—	(3)	(1,086)
Result attributable to minority interests		5,344	1,409	6,753		(621)	6,131

TOTAL NON-CONTROLLING INTERESTS’ EQUITY		5,765	(95)	5,670	—	(624)	5,046

TOTAL SHAREHOLDERS’ EQUITY		15,526	(2,228)	13,298	—	(1,985)	11,314

NON-CURRENT LIABILITIES:
Defined benefit plans	3	258	7	265	—	63	328
Non-current financial liabilities	8	—	—	—	215	—	215
Deferred tax liabilities		5	9	14	—	—	14
Other non-current liabilities	4	46	—	46	—	40	86

TOTAL NON-CURRENT LIABILITIES		309	17	326	215	103	644

CURRENT LIABILITIES:
Current financial liabilities	8	17	388	405	(215)	—	190
Contract liabilities	8	—	—	—	12,362	—	12,362
Trade payables		8,384	1,705	10,089	—	—	10,089
Current tax payables		3,745	28	3,773	—	—	3,773
Other current liabilities	8	13,522	618	14,140	(12,362)	—	1,778

TOTAL CURRENT LIABILITIES		25,668	2,738	28,406	(215)	—	28,191

TOTAL LIABILITIES		25,977	2,755	28,732	0	104	28,835

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		41,503	527	42,030	0	(1,880)	40,149

	Note	October 31, 2017—OIC Approved	Adjustments in consolidation perimeter	October 31, 2017—OIC	IFRS adj	October 31, 2017—IFRS
(Euro/000)
Revenues from contracts with customers		91,589	20,038	111,627	—	111,627
Other income		955	(689)	266	—	266
Changes in inventories		(3,134)	6,975	3,841	—	3,841
Purchases of goods and consumables goods		(41,750)	(15,549)	(57,299)	—	(57,299)
Other operating expenses	1	(24,146)	(4,299)	(28,445)	(1,903)	(30,348)
Employee benefit expenses	3	(5,034)	(1,132)	(6,166)	90	(6,076)
Depreciation and amortization	2	(955)	308	(647)	28	(619)
Net impairment loss on financial assets		(14)	(3)	(17)	—	(17)
Finance income		7	1	8	—	8
Finance cost	3	(24)	(13)	(37)	(1)	(38)
FX gains and losses		29	(34)	(5)	—	(5)
Share of profit in associates		—	—	—	—	—

RESULT BEFORE TAX FROM CONTINUING OPERATIONS		17,523	5,603	23,126	(1,786)	21,339

Income taxes		(5,419)	(1,714)	(7,133)	498	(6,634)

NET RESULT FROM CONTINUING OPERATIONS		12,104	3,889	15,993	(1,288)	14,704

Considering that no material adjustments related to the IFRS transition and impacting cash flows have arisen, the reconciliations of the cash flow statements have not been reported.

Estimates

The estimates at November 1, 2016 and at October 31, 2017 are consistent with those made for the same dates in accordance with Italian GAAP (after adjustments to reflect any differences in accounting policies) apart from the following items where application of Italian GAAP did not require estimation:

•	Pensions and other postemployment benefits;

•	Share-based payment transactions;

•	Options on non-controlling interests.

The estimates used by the Group to present these amounts in accordance with IFRS reflect conditions at November 1, 2016, the date of transition to IFRS and as at October 31, 2017.

3.	Significant accounting judgements, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements is included in the following notes:

•	Equity-accounted investees: whether the Group has significant influence over an investee (Notes 2.3.b);

•	Leases: whether an arrangement contains a lease and lease classification (Note 2.3.e and 4);

•	Consolidation: whether the Group has de facto control over an investee.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amount of the assets and liabilities within the next financial year are disclosed below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared:

•	Revenue recognition: estimate of expected returns (Note 2.3 m);

•

Measurement of defined benefit obligations: the cost of employee benefit plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. Further details can be found in the corresponding note (Notes 2.3.I and 18);

•

Recognition of Deferred tax assets: significant management judgment is required to determine the amount of the deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits combined with future tax planning strategies (Notes 2.3.o and 10);

•

Provisions for risks and charges: provisions for risks and charges are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, where the amount can be estimated on a reliable basis and where an outflow of resources is likely to be required to settle the obligation. Provisions are recognised at the value that represents the best estimate of the amount to settle the obligation or to transfer it to third parties by the reporting date. Changes in the estimates are reflected in profit or loss for the period in which the changes are made (Notes 2.3.k);

•	Provision for inventory obsolescence of goods: the provision reflects management’s estimates about the expected sales of goods, mainly related to non-current seasons (Notes 2.3.i and 13);

•

Bad debt provision: the bad debt provision reflects management’s estimates about the expected credit losses on trade receivables, including not-impaired and not yet due receivables (Note 2.3.h Impairment of financial assets and 14);

•	Fair value of share-based payments (Note 2.3.m and 29);

•	Fair value of put liabilities on minorities (Note 2.3.m and 19).

4.	Standard issued but not yet effective

The Group has decided to early adopt IFSR 15 and IFRS 9. The other standards and interpretations that are issued, but not yet effective, up to the date of reporting date of the Group’s financial statements are disclosed below.

IFRS 16 – Leases

The new leasing standard, which will replace the current IAS 17, provides a new definition for the term lease, and introduces a criterion based on the control (right of use) of an asset in order to distinguish lease contracts from contracts for the provision of services, by specifying discriminating factors, such as the identification of the asset, the right to replace it, the right to substantially obtain all the financial benefits deriving from the use of the asset and, lastly, the right to direct the use of the asset underlying the contract.

For the lessee the standard establishes a single model for the recognition and evaluation of lease contracts which provides for the recognition of the asset subject to a lease, even an operating lease as an equity asset with a corresponding entry under financial debt, for an amount equal to the present value of future payments. The concept of operating leases has disappeared. To the contrary, this standard does not include significant amendments for landlords.

The Group will apply the new standard earlier starting from November 1, 2018.

The Group has chosen to apply the standard retrospectively, recording the effect deriving from the application of the standard under equity as at November 1, 2018 (modified retrospective method). In particular, the Group will account for lease contracts previously classified as operating leases as follows:

•

a financial liability, equal to the present value of the future residual payments at the transition date, discounted using the incremental borrowing rate applicable at the transition date for each contract;

•

a right of use equal to the value of the financial liability at the transition date, net of any accruals and deferrals relative to the lease and recognised in the Statement of Financial Position at the closing date of these financial statements.

The following table shows the estimated impacts from the adoption of IFRS 16 at the transition date:

November 1, 2018
Right of use assets	5,922

Accrued expenses	(99)
Total Assets	5,823

Non-current financial lease liabilities	4,920
Current financial lease liabilities	1,002
Total Liabilities	5,922

The value of other current liabilities related to operating lease contracts decreased by Euro 98 thousand due to the balance of any accrued expenses and deferred income recognized at October 31, 2018.

In adopting IFRS 16, the Group decided to avail itself of the exemption granted by the standard in relation to short-term leases (contracts with a duration of less than 12 months) for all asset classes. For these contracts, the introduction of IFRS 16 will not entail the recognition of the financial liability of the lease and the related right of use. Instead the lease payments will be recorded in the Income Statement on a linear basis for the duration of the respective contracts.

The Group also intends to avail itself of the exemption granted by the standard with regard to lease contracts for which the underlying asset is configured as a low-value asset, i.e., lease contracts for which the unit value of the underlying assets is not greater than Euro 5 thousand when new.

Contracts for which the exemption was applied fall mainly within the following categories:

•	computers, telephones and tablets;

•	office and multi-function printers;

•	other electronic devices.

The Group intends to use the practical expedient as provided for by IFRS 16 with for the separation of non-lease components for cars. The non-lease components on these assets will not be separated and accounted for separately from the lease components but will be considered together with the latter in determining the financial liability of the lease and the relative right of use.

Furthermore, with reference to the rules for transition, the Group intends to avail itself of the following practical expedients available in the case of opting for the modified retrospective method:

•

the classification of contracts that expire within 12 months from the date of transition as a short-term lease. For these contracts, lease payments will be recorded in the Income Statement on a linear basis;

•	use of the information present at the transition date for the determination of the lease term, with particular reference to the exercise of extension and early closure options.

Is it to highlight that the Group has no agreement shorter than 12 months nor with underlying asset lower than Euro 5 thousand.

The transition to IFRS 16 introduces some elements of professional judgement as well as the use of assumptions and estimates in relation to the lease term and the definition of the incremental borrowing rate. The standards are summarised as follows:

•	the Group has decided not to apply IFRS 16 for contracts containing a lease that has an intangible asset as an underlying asset;

•

the contract renewal clauses are considered for the purposes of determining the duration of the contract when their exercise is deemed reasonably certain, i.e., when the Group has the option of exercising them without the need to obtain the consent of the counterparty. In the case of clauses which provide for multiple renewals that can be exercised unilaterally by the Group, only the first extension period has been considered;

•

the automatic renewal clauses in which both parties have the right to terminate the contract have not been considered for the purposes of determining the duration of the contract, as the ability to extend the duration of the same is not under the unilateral control of the Group. However, in the event that the lessor is exposed to a significant penalty, the Group includes a renewal option in determining the duration of the contract;

•

early termination clauses in contracts: these clauses are not considered in determining the duration of the contract if they can only be exercised by the lessor or by both parties. If they are unilaterally exercised by the Group, specific contractual assessments are made (for example, the Group is already negotiating a new contract or has already given notice to the lessor);

•

incremental borrowing rate: the Group decided to use the incremental borrowing rate as the discount rate to discount lease payments. This rate consists of the risk-free rate of the country in which the contract is negotiated and is based on the duration of the contract. It is then adjusted on the basis of the Group’s credit spread and local credit spread.

Reconciliation of the commitments for minimum future payments due for non-cancellable operating leases

The following table provides reconciliation between the future commitments of lease contracts and the expected impact from the adoption of the IFRS 16 as of November 1, 2018:

(Euro/000)	November 1, 2018
Future commitment	6,954
Discount effect	1,032
Financial lease liability	5,922

5.	Nature and extent of risks resulting from financial instruments

The Group’s business is exposed to different types of financial risks, such as, market risks (interest rate, foreign currency and price risks), as well as credit and liquidity risks.

Within the scope of its risk management activity, at present the Group does not use derivative instruments in order to minimise foreign currency risk when purchases goods/services in foreign currency. Guidelines were issued that govern risk management, and procedures were introduced to monitor all transactions carried out with derivative instruments.

1)	Market risks:

a)	Interest rate risk

The Group’s exposure to the risk of fluctuations in market interest rates is mainly related to bank accounts and bank loans but can be considered as residual. The Group makes simulations of requirements and expected cash generation in which different scenarios are forecast. Since all the financial liabilities bear fixed rate interest, any changes in interest rates are not a significant risk for the Group.

b)	Foreign currency risk

Since the Group operates at an international level, it is subject to the risk that changes in foreign exchange rates could impact the carrying amount of its assets, liabilities and cash flows generated outside the Eurozone. However, considering that the Group mainly operates in Euro (except for the royalties paid in relation to OW and some minor suppliers), the potential risk generated during the year can be assessed as low. The Group has set up no hedging instruments at present. In addition, foreign currency risk is also inherent in net investments in foreign operations (subsidiaries and associates) and financial assets denominated in currencies other than the euro.

c)	Price risk

The Group aims at reducing operational risks related to purchases of goods mainly by fostering long-lasting relationships with the key suppliers.

2)	Credit risk

Regarding commercial transactions, the Group operates with medium and large sized counterparties (large scale distribution and national and international distributors) governed by prior creditworthiness checks. Each company implements an evaluation, control and classification procedure for its customer portfolio, by constantly monitoring payment behaviour. Historically, credit losses are modest with respect to sales.

With respect to cash and cash equivalents, the Group maintains relationships with banks that have a sound financial position.

3)	Liquidity risk

The significant ability to generate cash through its operations allows the Group to reduce its liquidity risk to a minimum. Liquidity risk involves the difficulty in obtaining sufficient funds to be able to settle trade payables and other liabilities.

6.	Options over non-controlling interests

During 2018, NGGH granted to Mr. Heron Preston (non-controlling quotaholder of HP) some call options to acquire the shares owned by NGGH in Heron Preston S.r.l. (HP):

•	First call: exercisable only if HP will not meet the target of Euro 3 million in sales for at least one of the 3 financial periods from 2017 to 2020;

•	Second Call: exercisable only if HP will not meet the target of Euro 4 million in sales for at least one of the 3 subsequent financial periods from the expiry of the previous call (from 2020 to 2023);

•	General Call Option: exercisable at any time if HP ceases its activities for whatever the reason;

•	A 10 years call options: exercisable if the sales will be less than Euro 5 million in financial periods 2025-2026.

Considering that revenues from sales of HP in 2018 was about Euro 8 million, it is deemed that the first call option is not exercisable and then has no value. In addition, considering the business plan of the entity, it is deemed that also the other options are not exercisable and then have no value.

7.	Intangible assets

(Euro/000)	Patents, licences and intellectual property rights	Other Intangible	Total
Net book value
At November 1, 2016	255	—	255

Costs
At November 1, 2016	548	—	548
Additions	418	—	418
At October 31, 2017	966	—	966
Amortisation and impairment
At November 1, 2016	(293)		(293)
Amortisation	(256)		(256)
Impairment	—	—	—
Other	(14)		(14)
At October 31, 2017	(562)	—	(562)
Net book value
At October 31, 2017	404	—	404

Costs
At November 1, 2017	966	—	966
Additions	846	90	936
At October 31, 2018	1,812	90	1,902
Amortisation and impairment
At November 1, 2017	(562)		(562)
Amortisation	(386)	(15)	(400)
Impairment	—	—	—
Other	(9)	—	(9)
At October 31, 2018	(956)	(15)	(971)
Net book value
At October 31, 2018	856	75	931

Patents, licenses and intellectual property rights mainly include software licenses acquired during the fiscal years ending October 31, 2018 and 2017.

Other intangible’s increase is related to the key money paid for the head office in Milan.

8.	Property, plant and equipment

(Euro/000)	Freehold land and buildings	Plant and machinery	Industrial and commercial equipments	Other equipment	Total
Net book value
At November 1, 2016	123	70	12	401	606

Costs
At November 1, 2016	149	94	16	615	874
Additions	—	123	7	1,167	1,297
At October 31, 2017	149	217	23	1,782	2,171
Depreciation and impairment
At November 1, 2016	(26)	(24)	(4)	(214)	(268)
Depreciation	(29)	(31)	(4)	(298)	(362)
Impairment					—
Other	—	—	—	(1)	(1)
At October 31, 2017	(55)	(55)	(8)	(513)	(631)
Net book value
At October 31, 2017	94	162	15	1,269	1,540

Costs
At November 1, 2017	149	217	23	1,782	2,171
Additions		52	—	918	970
At October 31, 2018	149	269	23	2,700	3,141
Depreciation and impairment
At November 1, 2017	(55)	(55)	(8)	(513)	(631)
Depreciation	(29)	(52)	(3)	(511)	(595)
Impairment					—
Other					—
At October 31, 2018	(84)	(107)	(11)	(1,024)	(1,226)
Net book value
At October 31, 2018	65	162	12	1,676	1,915

Additions in 2017 and in 2018 mainly include leasehold improvements and machinery for the head office in Milan (amounting to Euro 1,167 thousand in 2017 and Euro 918 thousand in 2018).

9.	Investments in associates

(Euro/000)	October 31, 2018	October 31, 2017	November 1, 2016
Investments in Associates
Alanui S.r.l.	1,000	—	—
Pro-rata profit/(loss) of the period	(176)	—	—
Total investment in Associates	824	—	—

Investments in associates are related to the 49% of the shares of Alanui S.r.l. (“Alanui”), acquired in December 2017: this investment is accounted for under the equity method, in accordance with IFRS 11 - Joint Control.

The shareholders of Alanui signed a shareholders’ agreement including contingently exercisable put and call options in favor of NGGH and put option in favor of other shareholders of Alanui in case of change of controls or listing of NGGH.

At the reporting date the company has assessed whether has the control of Alanui and concluded that call option has not substantive right because contingency has not occurred (IFRS 10 b22).

According to IFRS 10, such options cannot be considered as options on non-controlling interests, as the entity Alanui is not consolidated. Therefore, the options should be considered as derivative financial instruments and the Group should recognize a finance asset or a financial liability, equal to the difference between the strike price of the option and the fair value of the related the quota covered by the options. Since the strike price of the option is based on the fair value of Alanui, the value of derivatives is approximately equal to zero.

Alanui is based in Milan (Italy) and it is involved in the luxury streat-wear business of clothing and accessories.

At the reporting date Alanui shows a negative equity equal to Euro 74 thousand: during the year the Group recognised the pro-rata loss of the period, equal to Euro 176 thousand. The following table illustrates the summarised financial information of the Group’s investment in Alanui:

(Euro/000)	Profit/(Loss) for the period	Equity as at October 31 2018	% group
Alanui S.r.l.	(358)	(74)	(36)

10.	Deferred Tax Asset and Liabilities

The breakdown of deferred tax assets and liabilities as at October 31, 2018 and 2017 is shown in the following table, listing the items that present underlying temporary differences:

As of October 31, 2018, Deferred tax assets (DTA) are mainly recognized on the temporary difference on inventory values and on the costs for the launch of campaigns that will be deducted in future fiscal years.

	Statement of financial position			Profit or Loss		Equity
(Euro/000)	Oct. 31, 2018	Oct. 31, 2017	Nov. 1, 2016	Oct. 31, 2018	Oct. 31, 2017	Nov. 1, 2016
Amortisation of intangible assets	82	28	2	54	26	2
Obsolescence allowance	839	—	—	839	—	—
Costs for the launch of campaigns	1,048	711	225	337	486	225
Defined benefit plans	16	16	41	(0)	(25)	41
Leasing	28	11	—	16	11	—
Loss Carryforwarded	0	42	289	(42)	(247)	—
Other temporary differences	90	115	3	33	125	—
Total Deferred Tax Assets	2,103	922	559	1,237	376	267

Unrealised exchange-rate gains	—	(5)	—	(3)	(5)	—
Other temporary differences	(8)	(10)	—	(1)	(10)	—
Total Deferred Tax Liabilities	(8)	(14)	—	(4)	(14)	—

Defererd Taxes, net balance	2,095	908	559	1,233	362	267

11.	Non-current financial asset

(Euro/000)	October 31, 2018	October 31, 2017	November 1, 2016
Non-current financial asset
Long term cash deposit	397	370	18
Impairment	—	—	—
Total Non-current financial asset	397	370	18

As of October 31, 2018, and 2017, long term cash deposits are mainly related to the guarantee deposit for the Off-White store based in New York.

12.	Other non-current assets

(Euro/000)	October 31, 2018	October 31, 2017	November 1, 2016
Other non-current assets
Other non-current assets	802	—	—
Impairment	—	—	—
Total Other non-current assets	802	—	—

As of October 31, 2018, other non-current assets are composed of a credit towards a key manager.

13.	Inventories

(Euro/000)	October 31, 2018	October 31, 2017	November 1, 2016
Inventories at the lower of cost and net realisable value
Consumable goods	257	—	—
Goods	20,428	6,607	2,788
Total inventories at the lower of cost and net realisable value	20,685	6,607	2,788

As of October 31, 2018, inventories are mainly composed of goods related to the Spring/Summer 2019 and Fall/Winter 2018 collections. The inventories values are calculated using the specific cost method.

Provision for inventory obsolescence and slow moving is provided below:

(Euro/000)	October 31, 2018	October 31, 2017
Opening balance	802	—
Utilization	(802)	—
Accrual	3,700	802
At Reporting date	3,700	802

The adequacy of the provision is assessed on a regular basis to constantly monitor the actual level of inventories recovered through sales.

14.	Trade receivables

(Euro/000)	October 31, 2018	October 31, 2017	November 1, 2016
Trade receivables and contract assets
Receivables from third-party customers	17,611	2,112	2,728
Receivables from an associate	171	—	—
Allowance for expected credit losses	(155)	(68)	(20)
Total Trade receivables and contract assets	17,627	2,044	2,708

The table above shows the breakdown of trade receivables as at October 31, 2018 and 2017, as well as at November 1, 2016. Net trade receivables amount to Euro 17,627 thousand and are related to the sales, both domestic and international, of the products made by the subsidiaries managing the various brands of the Group, as detailed below:

•	County: Euro 840 thousand;

•	OW: Euro 15,715 thousand;

•	Venice: Euro 307 thousand;

•	Unravel: Euro 400 thousand;

•	HP: Euro 164 thousand;

•	APA: Euro 31 thousand.

Trade receivables from associates are related to invoices to be issued to Alanui S.r.l..

The balance of trade receivables is shown net of the allowance for expected credit losses, presented in the table below:

(Euro/000)	October 31, 2018	October 31, 2017
Opening balance	68	20
Utilization	—	—
Accrual	87	18
Other changes	—	30
At Reporting date	155	68

15.	Other current assets

(Euro/000)	October 31, 2018	October 31, 2017	November 1, 2016
Other current assets
VAT Credit	6,027	3,799	3,408
Prepayments to supplier	4,144	3,021	1,038
Prepaid expenses	1,213	477	517
Other receivables	195	97	36
Total Other current assets	11,579	7,394	4,999

As of October 31, 2018, and 2017, as well as at the transition date, other current assets are mainly composed of VAT credits and prepayments to suppliers related to goods to be received.

16.	Cash and short-term deposits

(Euro/000)	October 31, 2018	October 31, 2017	November 1, 2016
Cash and short-term deposits
Cash at banks and on hand	63,068	20,842	5,568
Total Cash and short-term deposits	63,068	20,842	5,568

Cash movements are consistent with the movements in the working capital captions and with the operating results of the Group.

17.	Shareholder’s equity

As of October 31, 2018, total equity amounts to Euro 45,725 thousand.

Issued capital amounts to Euro 1,100 thousand—fully paid in—and is comprised of 1,100,000 shares with a par value of Euro 1 each, divided into the following 4 categories:

•	n. 506,385 shares of category “A”;

•	n. 506,385 shares of category “B”;

•	n. 76,230 shares of category “C”;

•	n. 11,000 shares of category “D”.

Shares of categories A, B and C have full voting rights, as granted by the law and by the Company’s by-laws, while shares of category D have no voting rights in relation to the appointment of the Board of Directors and the Board of Statutory Auditors.

Category of Shares	N. of shares as of Nov. 1, 2016	N. of subscribed shares	N. of shares as of Oct. 31, 2017	N. of subscribed shares	N. of shares as of Oct. 31, 2018
Category A	465,000	41,385	506,385	—	506,385
Category B	465,000	41,385	506,385	—	506,385
Category C	70,00	6,230	76,230	—	76,230
Category D	—	—	—	11,000	11,000
Total shares	1,000,000	89,000	1,089,00	11,000	1,100,000

There are no preference shares.

For the details of the change in equity, refer to the Consolidated statement of changes in equity schedule.

Here below a description of equity movements occurred in the fiscal year ended October 31, 2018:

•	A reduction of Euro 350 thousand of non-controlling interests for the commitment to acquire 4% of non-controlling interest of Unravel for a fixed amount.

•

An increase of equity of Euro 2,665 thousand due to the stock-option plan; the Group granted a stock-option plan to one NGGH’s key-manager providing options to subscribe 2% of the shares of the Group. The subscription options offered by the Holding NGGH S.p.A. relate to “D” shares and can be exercised in the period between the earlier of NGGH listing date, change of control and eight years from the granting date. The first option related 1% of shares of the Group was exercised by the director in May 2018. The vesting period of the option un-exercised has been assumed from May 2018 to August 2019.

The main terms and conditions of the plan are the following:

Grant date	N. of “D” shares	Exercised option	Un-exercised option	Subscription price	Option Price
May 16, 2018	11,000	11,000		2.73	30,000
May 16, 2018	11,000		11,000	2.73	30,000

Total	22,000	11,000	11,000

The fair value of the stock-option plan has been estimated making reference to an appraisal drafted by a third-party independent expert on March 28, 2018 that calculated the equity value of the Group.

Any other condition in the stock option plan has not been taken into consideration for valuation purposes.

•	Issue of share capital:

Increase of share capital of Euro 11 thousand;

Increase of share premium reserve of Euro 19 thousand.

•	A reduction of equity due to dividends distributed in the period for Euro 8,757 thousand.

18.	Defined post-employment benefit

At the end of the fiscal year defined post-employment benefit amounts to Euro 614 thousand. The table below summarize the changes recorded in the year.

The main changes are related to accrual of the period amounting to Euro 371 thousand and benefits paid for Euro 84 thousand.

(Euro/000)	October 31, 2018	October 31, 2017
Defined post-employment benefit
Opening balance	320	208
Current service costs	343	232
Interest cost	4	(1)
Actuarial gains/losses	23	7
Utilization	(84)	(126)
Total Defined benefit plan	606	320
Other defined contribution plan	8	8
Total Defined post-employment benefit	614	328

With the adoption of the IFRS, the severance indemnity granted to Italian employees (TFR) is considered a defined-benefit liability to be accounted for in accordance with IAS 19 and, as a result, the relevant liability is measured based on actuarial techniques.

The main assumptions used in determining the present value of the severance indemnity are shown below:

(Euro/000)	October 31, 2018	October 31, 2017	November 1, 2016
Annual discount rate	1.25%	1.30%	1.00%
Inflation rate	1.20%	1.20%	1.00%
Turnover frequency rate	20.00%	20.00%	20.00%
Advance frequency rate	0.00%	0.00%	0.00%
Salaries increase rate	5.00%	5.00%	5.00%
Mortality rates	INPS-55 Tables	INPS-55 Tables	INPS-55 Tables
Disability rates	INPS-2000 Tables	INPS-2000 Tables	INPS-2000 Tables

The number of employees by company, expressed in terms of full-time employees is shown in the following table:

Employees by entity:
County S.r.l.	18
Off-White Operating S.r.l.	28
Venice S.r.l.	8
Unravel Project S.r.l.	7
NGGH S.p.A.	67
Heron Preston S.r.l.	5
Alanui S.r.l.	4
Apa S.r.l.	1
Off-White Operating Soho LLC	5
Off-White Operating Paris Sarl	5
At October 31, 2018	148

19.	Non-current financial liabilities

Non-current financial liabilities, as of October 31, 2018, include Euro 100 thousand related to the commitment to acquire non-controlling interests in the subsidiary Unravel in June 2020 and the non-current part of a loan of Off-White Operating Soho LLC (interest bearing three month ICE LIBOR + 3.75% spread, expiring on December 2019).

(Euro/000)	October 31, 2018	October 31, 2017	November 1, 2016
Other non-current financial liabilities
Bank financial liabilities	44	215	—
Put liabilities	100	—	—
Total Other non-current financial liabilities	144	215	—

20.	Other non-current liabilities

Other not current liabilities amount, as of October 31, 2018, to Euro 144 thousand and are mainly related to the lease expenses recorded on a straight-line basis over the contracts term.

(Euro/000)	October 31, 2018	October 31, 2017	November 1, 2016
Other non-current liabilities
Other	46	46	—
Lease payments’ spread over the contract term	98	40	—
Total Other non-current liabilities	144	86	—

21.	Current financial liabilities

As of October 31, 2018, current financial liabilities amount to Euro 194 thousand, as detailed in the table below:

(Euro/000)	October 31, 2018	October 31, 2017	November 1, 2016
Current financial liabilities
Bank financial liabilities	194	189	7
Total Current financial liabilities	194	189	7

This amount corresponds to the current portion of the above mentioned loan entered by Off-White Operating Soho LLC.

22.	Contract liabilities

As of October 31, 2018, contract liabilities amount to Euro 25,853 thousand as detailed in the table below.

(Euro/000)	October 31, 2018	October 31, 2017	November 1, 2016
Contract liabilities
Advance payments received by client	21,543	11,434	5,558
Deferred revenues	3,179	—	—
Customers with debit balance	1,131	927	—
Total Contract liabilities	25,853	12,361	5,558

The item is related, for Euro 21,543 thousand, to advanced payments received by customers mainly related to the spring/summer 2019 collection. In addition, the item includes deferred revenues for Euro 3,179 thousand, related to goods invoiced at year end for which control was not actually transferred at October 31, 2018.

23.	Trade payables

As of October 31, 2018, trade payables amount to Euro 31,515 thousand and are broken down as detailed in the table below.

(Euro/000)	October 31, 2018	October 31, 2017	November 1, 2016
Trade payables
Trade payables Italy	14,334	4,248	884
Trade payables EU	9,701	301	—
Trade payables not EU	682	2,937	1,805
Invoice to be received	6,972	2,638	3,816
Credit note to be received	(174)	(36)	(53)
Total Trade payables	31,515	10,088	6,453

24.	Current tax payables

As of October 31, 2018, current tax payables amount to Euro 13,000 thousand and are mainly related to the current IRES tax payable, for Euro 11,212 thousand, as detailed in the table below.

(Euro/000)	October 31, 2018	October 31, 2017	November 1, 2016
Current tax payables
IRES	11,212	3,153	1,689
IRAP	1,788	619	270
Total Current tax payables	13,000	3,772	1,959

25.	Other current liabilities

As of October 31, 2018, other current liabilities amount to Euro 2,747 thousand and are mainly related to employees related liabilities, deferred income and social securities.

(Euro/000)	October 31, 2018	October 31, 2017	November 1, 2016
Other current liabilities
Other current liabilities	2,747	1,777	670
Total Other current liabilities	2,747	1,777	670

26.	Revenue from contracts with customers

As of October 31, 2018, revenues from contracts with customers amount to Euro 231,057 thousand and can be broken down in the different streams of revenues detailed in the table below.

(Euro/000)	October 31, 2018	October 31, 2017
Wholesale	192,812	100,728
Direct Stores	2,147	1,100
Partnership/franchising	29,018	5,548
E-Commerce	7,080	4,250
Total Revenues from contracts with customers	231,057	111,626

In the table below, revenues from contracts with customers as at October 31, 2018 and 2017 can be broken down per brand:

(Euro/000)	October 31, 2018	October 31, 2017
Off-White	166,572	71,256
County	27,395	25,434
Venice	13,947	5,836
Unravel	13,884	6,640
HP	8,579	2,460
APA	500	—
Other	180	—
Total Revenues by brand	231,057	111,626

In the table below, revenues from contracts with customers are shown by geographical area:

(Euro/000)	October 31, 2018	October 31, 2017
Italy	62,385	30,139
EU	48,522	23,441
Extra-EU	120,150	58,046
Total Revenues by geographical area	231,057	111,626

In terms of revenue concentration, the top 15 customers represent approximately 30% of the consolidated revenues.

27.	Other income

The breakdown of the item as at October 31, 2018 and 2017 is as follows:

(Euro/000)	October 31, 2018	October 31, 2017
Insurance reimbursement	51	112
Non recurring income	386	153
Total Other income	437	265

28.	Other operating expenses

The table below shows the breakdown of other operating expenses as of October 31, 2018 and 2017.

(Euro/000)	October 31, 2018	October 31, 2017
Royalties	22,883	11,195
Transport and logistics	5,184	1,160
Technical consultancies	3,411	1,800
Models and photographers	3,256	2,311
Directors’ and Auditors’ fees	2,160	1,447
Agents’ commissions	1,987	504
Travelling and lodging expenses	1,780	1,378
Events expenses	1,117	—
Rental expenses	1,750	628
Insurance and banking services	1,052	351
Legal and tax consultancies	909	384
Concession Costs	302	—
Utilities	211	111
Other sundry costs	5,830	9,079
Total Other operating expenses	51,832	30,348

29.	Employee benefit expenses

During the financial period ended October 31, 2018 employee benefit expenses amounted to Euro 12,023 thousand.

(Euro/000)	October 31, 2018	October 31, 2017
Wages and salaries	6,920	4,637
Stock option plan	2,665	—
Social security charges	1,907	1,174
Post employment benefits	343	232
Other payroll costs	188	33
Total Payroll costs	12,023	6,076

30.	Depreciation and amortisation

The breakdown of the item is as follows:

(Euro/000)	October 31, 2018	October 31, 2017
Amortisation of intangible assets	400	255
Depreciation of property, plant & equip.	595	363
Total amortisation and depreciation	995	618

31.	Finance income / costs

During the financial periods ended October 31, 2018 net finance income (costs) are broken down as follows:

(Euro/000)	October 31, 2018	October 31, 2017
Interests from banks	4	8

Finance income	4	8

Bank interest expense	(20)	(14)
Other finance costs	(1)	(24)

Finance costs	(21)	(38)

Foreign exchange gain	45	34
Foreign exchange losses	(327)	(62)
Unrealized foreign exchange gain	1	28
Unrealized foreign exchange losses	(7)	(5)

Foreign exchange, net	(288)	(5)

32.	Income taxes

The following table sets forth the breakdown of current and deferred taxes as at October 31, 2018 and 2017:

(Euro/000)	Current Taxes	Deferred Taxes	Total
IRES tax	15,648	(1,186)	14,462
IRAP tax	2,629	(47)	2,582
Other taxes	456	—	456

Total as at October 31, 2018	18,733	(1,233)	17,500

(Euro/000)	Current Taxes	Deferred Taxes	Total
IRES tax	5,932	(232)	5,700
IRAP tax	1,064	(130)	931
Other taxes	—	—	—

Total as at October 31, 2017	6,997	(362)	6,634

The reconciliation between the nominal tax rate established by the Italian legislation and the effective tax rate resulting from the consolidated financial statements is set below:

(Euro/000)	IRES Tax 2018	IRAP Tax 2018	IRES Tax 2017	IRAP Tax 2017
	24%	3.9%	24%	3.9%
Profit before tax	58,125		21,338
Value of production (IRAP tax base)		63,442		23,513
Theoretical tax charge	13,950	2,474	5,121	917

Taxable temporary differences	(24)	(23)	(107)	(88)
Deductible temporary differences	4,268	1,349	1,881	1,875
Previous year temporary differences deducted	(6)	—	(5)	—
Previous year temporary differences taxed	19	—	—	—
Permanent differences	3,007	2,652	1,332	1,989

Taxable income	65,389	67,420	24,440	27,289
Loss carried forward, utilization	(189)	—	(653)	—
Taxable income, net of used tax losses	65,200	67,420	23,787	27,289
Income taxes	15,648	2,629	5,932	1,064

Current income taxes (in profit or loss)	15,648	2,629	5,932	1,064

33.	Related party disclosures

Terms and conditions of transactions with related parties

The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm’s length transactions. Outstanding balances at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.

	October 31, 2018
(Euro/000)	Credit to related parties	Debit to related parties	Sales to related parties	Purchases from related parties
Entities with significant influence over the Group:
Antonioli S.r.l.	4,652	—	8,074	(52)
D Team S.r.l.	5	(5)	9	(67)
Marcelo Burlon S.r.l.	6	(1,187)	9	(2,798)

Associates:
Alanui S.r.l.	171	(70)	308	—

Key management personnel of the Group:
Andrea Grilli	804	—	4	—

Others:
Antonioli SA	35	—	246	—
Antonioli Torino S.r.l.	161	—	483	—
Antonioli Investment SL	7	—	92	—
Off-White LLC	—	(2,918)	72	(17,542)
VAALLC	—	(534)	—	—
Heron Preston Creative Inc.	—	—	—	(79)
League of Anarchy LLC	486	(71)	117	(134)
Palm Angels S.r.l.	—	(770)	—	(1,623)
Oddi’s Family	—	(300)	—	—
Studio Malibu S.r.l.	—	—	1	—

	October 31, 2017
(Euro/000)	Credit to related parties	Debit to related parties	Sales to related parties	Purchases from related parties
Entity with significant influence over the Group:
Antonioli S.r.l.	216	(116)	9,671	—
D Team S.r.l.	—	(64)	—	—
D-Holding S.r.l.		(53)
Marcelo Burlon S.r.l.	0	(889)	0	(2,992)

Others:
Antonioli SA	3	—	1,062	—
Antonioli Torino S.r.l.	2	—	2,771	—
Antonioli Investment SL	—	—	112	—
Off-White LLC	—	—	112	—
VAALLC	1	(160)	—	(621)
Heron Preston Creative Inc.	—	(9)	—	(100)
League of Anarchy LLC	—	(18)	19	(167)
Palm Angels S.r.l.	—	(279)	2	(758)
Studio Malibu S.r.l.	4	—	1	—

34.	Compensation of key management personnel of the Group

The amounts disclosed in the table below, are the amounts recognised as compensation during the reporting period related to key management personnel.

(Euro/000)	Oct. 31, 2018	Oct. 31, 2017
Directors
- Short term employee benefit	1,940	1,459
Key management
- Short term employee benefit	420	490
- Defined benefit plan	30	36
- Stock option plan	2,665	0

35.	IFRS 7 – Fair value Hierarchy

The following table provides the comparison by financial asset and liability category between the net book value and the fair value at October 31, 2018.

		Hierarchy
(Euro/000)	Net Book Value	Level 1	Level 2	Level 3
Financial Assets
Investment in associates	824			824
Trade receivables	17,627
Cash and cash equivalents	63,068

Total	81,519	—	—	824

Financial liabilities
Non-current financial liabilities	144		—	100
Bank loans	194
Trade payables	31,515
Contract liabilities	25,783

Total	57,636	—	—	100

The following table provides the comparison by financial asset and liability category between the net book value and the fair value at October 31, 2017:

		Hierarchy
(Euro/000)	Net Book Value	Level 1	Level 2	Level 3
Financial Assets
Trade receivables	2,044
Cash and cash equivalents	20,842

Total	22,886	—	—	—

Financial liabilities
Non-current financial liabilities	215		—
Bank loans	189
Trade payables	10,088
Contract liabilities	12,361

Total	22,853	—	—	—

Trade receivable and trade payables will be collected and paid in the next twelve month and their accounting value reasonably represent their fair value.

The Group in order to determine fair value of financial instruments apply the following hierarchy:

Level 1: financial instruments with prices listed in an active market;

Level 2: prices listed in active market for similar financial instruments or fair value calculated based on observable market inputs;

Level 3: fair value calculated with valuation method with no observable inputs.

36.	Events after the reporting date

The following companies, controlled by OW, have been incorporated from November 2018:

•	Off-White Operating Los Angeles LLC, managing a flag ship store in Los Angeles (US);

•	Off-White Operating Miami LLC, managing a flag ship store in Miami (US);

•	Off-White Operating Vegas LLC for the opening of a store in the Hotel Casino;

•	On November 22, 2018, Off-White Operating Milano S.r.l. has been incorporated to manage a corner in La Rinascente department store;

Finally, NGGH purchased of an additional portion (10%) of Unravel Projects S.r.l..

In August 2019 a shareholder of NGGH (Marcelo Burlon S.r.l.) will finalise a contribution in kind regarding all the direct participations it currently owns in some of Group’s subsidiaries.

Specifically, Marcelo Burlon S.r.l. will make a contribution in kind regarding:

•	A nominal value of € 2.124,00 of “OFF-WHITE OPERATING S.r.l.” share capital;

•	A nominal value of € 3.397,60 of “COUNTY S.R.L.” share capital;

•	A nominal value of € 233,00 of “VENICE S.r.l.” share capital.

37.	Earnings per share

Basic EPS is calculated by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year, including the outstanding shares that would be issued in case of exercise of stock option plan.

The following table reflects the income and share data used in the basic and diluted EPS calculations:

	2018	2017
Profit attributable to ordinary equity holders of the parent for basic earnings (thousand of Euro)	21,587	8,573
Weighted average number of ordinary shares for basic EPS	1,094,093	784,585
Earnings per share – basic (units of Euro)	19.73	10.93
Effects of dilution from share options	11,000	—
Weighted average number of ordinary shares adjusted for the effect of dilution	1,099,186	784,585
Earnings per share – diluted (units of Euro)	19.64	10.93

38.	Commitments

There are no commitments other than lease payments as disclosed in paragraph 4 for IFRS 16 Leases.

39.	Contingencies

There are no contingencies to report.

Milan, August 8, 2019